SEC FILE NO. 001-32552
CUSIP NUMBER 47023A309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:

Jamba, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):

6475 Christie Avenue, Suite 150

City, State and Zip Code:

Emeryville, California 94608

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

As of March 16, 2015, the filing deadline for its Annual Report on Form 10-K for 2014 (“Annual Report”), Jamba, Inc. (the “Company”) had not yet completed the assessment of the Company’s internal control over financial reporting. As a result, the Company’s independent registered public accounting firm, KPMG LLP, has not completed their audit of the Company’s financial statements and the assessment of the Company’s internal control over financial reporting. The Company cannot eliminate the reasons causing the inability to file timely without unreasonable effort or expense. The Company intends to file the Annual Report as soon as practicable, and expects to do so on or before the fifteenth calendar day following the due date of the Annual Report.

The Company does not currently anticipate that its statements of operations contained in the Annual Report will differ materially from those reported for its fourth quarter and full year 2014 in its press release dated March 12, 2015.

The Company will report in the Annual Report that as of December 30, 2014, a material weakness existed in its control over financial reporting due to an insufficient complement of finance and accounting resources within the organization, in part attributable to employee turnover related to recently implemented cost reductions and infrastructure changes, to ensure the proper application of U.S. GAAP with respect to the Company’s non-routine transactions.

The Company’s expectation regarding the timing of the filing of the Annual Report and the lack of material changes from the press release dated March 12, 2015 are forward looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these statements. These statements are subject to certain risks and uncertainties, including the Company’s, or its independent auditors, inability to complete the work required to file Annual Report in the time frame that is anticipated or due to unanticipated changes being required in its reported operating results.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Karen L. Luey	(510)	596-0100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In its press release dated March 12, 2015, the Company reported operating results for 2014 as follows:

For the full year ended December 30, 2014, the Company reported revenue of $218.0 million, a decrease of 4.9% compared to $229.2 million reported for 2013. Net loss was $3.6 million, or $0.21 per diluted share, compared with net income of $1.5 million, or $0.09 per diluted share in 2013.

Cash and cash equivalents decreased by $14.6 million to $17.8 million during the quarter, primarily due to $12.0 million in costs incurred in connection with the repurchase of shares of the Company's common stock under the stock repurchase plan approved by the Company’s Board of Directors in 2014.

(4)	Exhibits.

Jamba, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2015	By:	/s/ Karen L. Luey
Name: Karen L. Luey
Title: Chief Financial Officer, Chief Administrative Officer, Executive Vice President and Secretary